CARDERO RESOURCE CORP.
2004 ANNUAL GENERAL MEETING	Notice of Annual General Meeting of Members Management Information Circular
Place:	Port of San Francisco Room Renaissance Vancouver Hotel - Harbourside 1133 West Hastings Street Vancouver, British Columbia
Time:	3:00 p.m.
Date:	Wednesday, April 14, 2004

CARDERO RESOURCE CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of CARDERO RESOURCE CORP. (hereinafter called the “Company”) will be held in the Port of San Francisco Room, at the Renaissance Vancouver Hotel – Harbourside, 1133 West Hastings Street, Vancouver, British Columbia on Wednesday, the 14th day of April, 2004, at the hour of 3:00 p.m. (local time), for the following purposes:

1.

To receive the report of the directors to the members;

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended October 31, 2003 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3.

To appoint auditors and to authorize the directors to fix their remuneration;

4.

To determine the number of directors at four;

5.

To elect directors;

6.

To consider and, if thought fit, to pass an ordinary resolution, that the Company’s Stock Option Plan, as described in the Company’s Information Circular  accompanying this Notice, and the grant of options thereunder in accordance therewith, be approved; and

7.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Directors’ Report referred to in item 1 above, as well as the Company’s Quarterly Report for its fourth fiscal quarter which contains the Company’s audited consolidated financial statements for the fiscal year ended October 31, 2003, an Information Circular dated March 15, 2004, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to receive notice of and vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 15th day of March, 2004.

BY ORDER OF THE BOARD
“Henk Van Alphen” (signed)
HENK VAN ALPHEN, President & Director